UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of April 2019

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465) and (333-230244).

ABILITY INC.

On April 24, 2019, Ability Inc. (the “Company”) announced its financial results for the three months ended and for the year ended December 31, 2018. Additionally, on the same day, the Company filed its Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Annual Report”).

2018 Fourth Quarter Financial Summary

Revenues for the three months ended December 31, 2018 were $0.1 million, compared to $1.9 million for the three months ended December 31, 2017. The decrease in revenues for the three months ended December 31, 2018 was primarily due to lower sales to an Israeli integrator that have been sold to end users in Asia and to a reseller in Asia.

Cost of revenues for the three months ended December 31, 2018 were $0.5 million, compared to $1.2 million for the three months ended December 31, 2017. The decrease was primarily due to decreased costs for components for the Company’s solutions, corresponding to the decrease in revenues.

Operating loss for the three months ended December 31, 2018 was $2.2 million, compared to an operating income of $25,000 for the three months ended December 31, 2017. The increase in the operating loss was primarily due to a $1.8 million decrease in revenues, and a $1.2 million increase in general and administrative expenses, partially offset by a decrease of $0.8 million in cost of revenues and a decrease of $0.4 million in selling and marketing expenses.

Net loss for the three months ended December 31, 2018 was $2.2 million, or $0.53 per basic and diluted share, compared to net income of $34,000, or $0.01 per basic and diluted share, for the three months ended December 31, 2017. Negative EBITDA for the three months ended December 31, 2018 was $2.1 million, compared to an EBITDA of $0.1 million for the three months ended December 31, 2017. Please refer to the consolidated financial tables below for a reconciliation of GAAP to Non-GAAP results.

2018 Full Year Financial Summary

Revenues for the year ended December 31, 2018 were $0.5 million, compared to $3.0 million for the year ended December 31, 2017. The decrease in revenues for the year ended December 31, 2018 was primarily due to lower sales to an Israeli integrator that have been sold to end users in Asia and to a reseller in Asia. In addition, during the year ended December 31, 2018, we completed three significant purchase orders for ULIN sales. However, due to technical implementation issues encountered with the solution and regulatory difficulties, we have not recognized any revenue from such sales to date.

Cost of revenues for the year ended December 31, 2018 were $1.6 million, compared to $3.0 million for the year ended December 31, 2017. The decrease in cost of revenues was primarily due to decreased costs for components for the Company’s solutions, corresponding to the decrease in revenues.

Operating loss for the year ended December 31, 2018 was $10.2 million, compared to $9.0 million for the year ended December 31, 2017. The increase in the operating loss was primarily due to a $2.5 million decrease in revenues and a $0.4 million increase in general and administrative expenses, partially offset by a decrease of $1.4 million in cost of revenues and a decrease of $0.4 million in selling and marketing expenses.

Net loss for the year ended December 31, 2018 was $10.2 million, or $3.45 per basic and diluted share, compared to $9.1 million, or $3.71 per basic and diluted share, for the year ended December 31, 2017.

Negative EBITDA for the year ended December 31, 2018 was $9.7 million, compared to $8.5 million for the year ended December 31, 2017. Please refer to the consolidated financial tables below for a reconciliation of GAAP to Non-GAAP results.

Balance Sheet Highlights

As of December 31, 2018, the Company had an accumulated deficit of $28.2 million and cash and cash equivalents of $9.9 million, compared to accumulated deficit of $18.0 million and cash and cash equivalents of $1.9 million as of December 31, 2017. Due to a significant decline in revenues and continued significant legal and professional services fees, the Company has an accumulated deficit, suffered recurring losses and has negative operating cash flow. Additionally, the Company is under an investigation of the Israeli Ministry of Defense, which ordered a suspension of certain export licenses. These matters, along with other reasons, which are described in Note 1.g. to the Company’s consolidated financial statements included in its 2018 Annual Report, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on its audited consolidated financial statements for the year ended December 31, 2018 expressed substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, a decrease in litigation costs, the Company’s ability to remain listed on the Nasdaq Capital Market and favorable resolution of the pending lawsuits, and the investigations conducted by the Securities and Exchange Commission and the Israeli Ministry of Defense. The Company expects to continue incurring losses and negative cash flows from operations in the foreseeable future. As a result of these expected losses and negative cash flows from operations, along with the Company’s current cash position, the Company only has sufficient cash on its balance sheet to finance its operations for a period of between six to twelve months from the date hereof.

The foregoing information for the year ended December 31, 2018 is qualified in its entirety by the Company’s 2018 Annual Report. A copy of the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 has been filed with the Securities and Exchange Commission and posted on the Company’s website at http://ir.interceptors.com/sec-filings/. You may request a copy of the Company’s Form 20-F, at no cost to you, by writing to the Chief Financial Officer of the Company at Ability Inc., Yad Harutzim 14, Tel Aviv, Israel, 6770007 or by calling the Company at +972-3-6879777.

Forward-Looking Statements

This Report on Form 6-K may contain “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “could,” “projects,” “potential” and other similar terms and phrases, are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management as of the date of such statements. These statements are subject to risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. The Company specifically disclaims any obligation to update these statements, which speak only as of the dates on which such statements are made, except as may be required under the federal securities laws. Information regarding additional risks and uncertainties is contained in the Company on the Annual Report on Form 20-F for the year ended December 31, 2018.

Ability Inc.

Condensed Consolidated Balance Sheets

	December 31,
	2018	2017
	U.S. Dollar in thousands
	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,856	$1,944
Restricted deposit for put option	12,331	-
Accounts receivable	1,996	1,975
Inventory	-	50
Income tax receivable	3	162
Other receivables	172	2,351
Total Current Assets	24,358	6,482

NON-CURRENT ASSETS:
Restricted deposit for put option	-	12,143
Property and equipment, net	1,016	1,388
Total Non-Current Assets	1,016	13,531

Total Assets	$25,374	$20,013

LIABILITIES & SHAREHOLDER’S EQUITY:
CURRENT LIABILITIES:
Accrued payroll and other compensation related accruals	$188	$135
Trade accounts payable, accrued expenses and other accounts payable	3,910	4,056
Put option liability	12,331	-
Accrued expenses and accounts payable with respect to Projects	2,739	2,541
Progress payments in excess of accumulated costs with respect to Projects	2,490	306
Total Current Liabilities	21,658	7,038

NON-CURRENT LIABILITIES:
Put option liability	-	12,143
Accrued severance pay	167	241
Total Non-Current Liabilities	167	12,384

Total Liabilities	21,825	19,422

SHAREHOLDERS’ EQUITY
Ordinary shares	6	3
Additional paid-in capital	31,704	18,560
Accumulated deficit	(28,161)	(17,972)
Total Shareholders’ Equity	$3,549	$591
Total Liabilities and Shareholders’ Equity	$25,374	$20,013

Ability Inc.

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	U.S. Dollar in thousands, except per share data
	Unaudited		Audited

Revenues	$102	$1,943	$539	$2,972
Cost of revenues	476	1,231	1,637	2,957
Gross profit (loss)	(374)	712	(1,098)	15

Selling and marketing expenses	460	858	2,569	3,033
General and administrative expenses	1,338	(171)	6,503	6,016
Operating income (loss)	(2,172)	25	(10,170)	(9,034)

Financial expenses (income), net	(21)	(9)	19	77
Net and comprehensive income (loss)	$(2,151)	$34	$(10,189)	$(9,111)

Weighted-average ordinary shares outstanding - Basic and diluted	4,086,238	2,459,088	2,956,908	2,459,088

Earnings (loss) per ordinary basic and diluted (U.S. dollars)	$(0.53)	$0.01	$(3.45)	$(3.71)

Ability Inc.

Condensed Consolidated Statements of Cash Flows

	Year Ended
	December 31,
	2018	2017
	U.S. Dollar in thousands
	Audited
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(10,189)	$(9,111)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	129	168
Amortization	349	321
Capital loss (gain) from sale of property and equipment	(7)	30
Stock-based compensation in connection with restricted shares and options granted to employees and service provider	91	-
Change in operating assets and liabilities:
Restricted deposits	-	1,758
Accounts receivable	(21)	1,198
Inventories	-	(50)
Other receivables	2,179	(1,773)
Interest earned on restricted deposit for put option	-	128
Accrued payroll and other compensation related accruals	53	(135)
Trade payables, accrued expenses and other accounts payable	(146)	(896)
Income tax payable	159	73
Accrued expenses and accounts payable with respect to projects	198	(2,193)
Progress payments in excess of accumulated costs with respect to projects	2,184	457
Accrued severance pay	(74)	(4)
Total adjustments	5,094	(918)
Net cash used in operating activities	(5,095)	(10,029)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(123)	(187)
Proceeds from sale of property and equipment	74	124
Net cash used in investing activities	(49)	(63)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net of issuances costs	11,599	-
Proceeds received from a line of credit	1,457
Repayment of a line of credit	(1,457)
Payment on account of shares	1,457	-
Due from controlling shareholders	-	196
Net cash provided by financing activities	13,056	196

Net Change in Cash and cash equivalents	7,912	(9,896)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,944	11,840
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$9,856	$1,944

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the years for:
Interest and banks’ charges	$128	$18
Income tax	$3	$7

Ability Inc.

Condensed Consolidated EBITDA (Negative EBITDA)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	U.S. Dollar in thousands
	Unaudited

Operating income (loss)	$(2,172)	$25	$(10,170)	$(9,034)
Depreciation	28	40	129	168
Amortization	88	83	349	321
EBITDA (Negative EBITDA)	$(2,056)	$148	$(9,692)	$(8,545)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: April 24, 2019	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer